Laura A. Berezin T: +1 650 843 5128 lberezin@cooley.com	VIA EDGAR

February 4, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field
Dietrich King

Re:	Harpoon Therapeutics, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed January 29, 2019
File No. 333-229040

Ladies and Gentlemen:

On behalf of Harpoon Therapeutics, Inc. (the “Company”), we are filing this letter and the following information in response to a letter, dated February 1, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on January 29, 2019. We are also electronically transmitting for filing an amended version of the Registration Statement (the “Amended Registration Statement”). We are also sending a copy of this letter and the Amended Registration Statement in typeset format, including a version that is marked to show changes to the Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s letter. For convenience, we have incorporated the Staff’s comments into this letter in italics. Page references in the text of this letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Choice of Forum, page 169

1.	Please revise your exclusive forum disclosure here and in the risk factor section to identify the other courts you have selected as forums in the event the Delaware Court of Chancery lacks jurisdiction.

Response: The Company has revised the disclosure on pages 68 and 169 of the Amended Registration Statement to address the Staff’s comment.

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

February 4, 2019

apply solely to state law claims, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectively advises the Staff that the Company’s forum selection provision does not apply solely to state law claims and does apply to Securities Act claims. Accordingly, the Company has revised the disclosure on pages 68 and 169 of the Amended Registration Statement to address the Staff’s comment.

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Please contact me at (650) 843-5128 or Robert Phillips of Cooley LLP at (415) 693-2020 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Laura A. Berezin
Laura A. Berezin Cooley LLP

cc:	Gerald McMahon, Ph.D., Harpoon Therapeutics, Inc.

Georgia Erbez, Harpoon Therapeutics, Inc.

Robert Phillips, Cooley LLP

Jonie Kondracki, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

COOLEY LLP, 3175 HANOVER STREET, PALO ALTO, CA 94304-1130

T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM